SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

STMicroelectronics and On Track Innovations (OTI) Deliver Approved
Microcontroller Contactless Payment Solution

Volume Shipments in US Already Underway

Geneva, Switzerland and Fort Lee, New Jersey – October 19, 2005 – STMicroelectronics (NYSE: STM), one of the world’s leading semiconductor manufacturers and the leader in smart card microcontrollers for financial and transportation applications, together with On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card solutions, today announced that their secure contactless microcontroller solution is the first solution approved by Visa International for use in its Visa Contactless program in the U.S.

STMicroelectronics will supply the contactless microcontroller and has partnered with OTI to provide the operating system and application, the contactless card technology including the inlay technology, and CPI Card Group, a leader in plastic card manufacturing, to embed the cards. Today, CPI is shipping volume quantities of this solution to banks in the U.S.

“ST with its outstanding history in deploying contact-less technologies in Transport sector and its leadership in the secure Payment market has all the experience combining the two technologies to offer secure and convenient contact-less banking solution,” commented Claude Dardanne, Group Vice President, Memory Product Group. “This non-disruptive solution, created in conjunction with our partner OTI, has the added benefits of ease of implementation and compatibility with existing infrastructures.”

“Our contactless solution provides issuers with a cost effective, reliable and secure way to implement contactless cards. This approval further validates the strength of OTI and ST’s combined chip solution. We are geared up to support contactless payment programs with our proven solution of both cards and readers,” said Oded Bashan, President and CEO of OTI.

The combination of ST’s secured contactless ST19WR02 microcontroller and OTI’s Hercules operating system and contactless products and technology enabled the development of a robust solution that met the stringent security requirements of the payments industry, while also enabling the speed and convenience that is essential in contactless transactions. The microcontroller’s fast contactless interface is ideally suited for contactless payments and the proven security record of the ST19 family is especially attractive to the financial services industry in its fight against fraud.

For more information on ST’s contactless microcontroller solutions, please visit www.st.com/smartcard.
For more information on OTI’s contactless payment solutions, please visit http://www.otiglobal.com.
For more information on CPI’s plastic card manufacturing, please visit http://www.cpicardgroup.com.

About OTI
Established in 1990, OTI designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

Contact:

Michael Markowitz
Director of Worldwide Technical Media Relations
STMicroelectronics
+1 212 821-8959
michael.markowitz@st.com

Galit Mendelson
Director of Corporate Communications
On Track Innovations Ltd, (OTI)
201 944 5200 ext. 111
galit@otiglobal.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: October 20th, 2005